Resin Systems Inc.

Annual Report

2007

Table of Contents

About RS

01

Letter to the Shareholders

02

RStandard™ Utility Pole

04

RStandard™ Roller Tube

05

Management Team

06

Board of Directors

07

Management’s Discussion and Analysis

09

Consolidated Audited Financial Statements

26

Notes to the Consolidated

Financial Statements

33

Annual Report Disclaimer

Certain information set forth in this Annual Report, including management’s assessment of the Company’s future plans and operations, contains forward-looking statements which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “predict”, “intend”, “will”, “may”, “could”, “would”, “should” and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company’s lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company’s reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in the Company’s annual information form for the year ended December 31, 2007 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

RStandard™, Version™ and VRoll™ are trademarks of Resin Systems Inc.

About RS

We are a technology innovator that develops advanced composite material products for infrastructure markets. Our composite products, engineered and manufactured using our proprietary resins and processes, are typically lighter, more durable and longer-lasting than competing products made from the traditional building blocks of wood, steel and concrete.

We focus on products that have large addressable markets with uniform requirements globally and where the benefits of our proprietary materials provide significant economic and performance advantages compared to products made with the traditional building blocks of wood, steel and concrete. Through outsourcing the manufacture of these innovative products, we believe we can achieve significant revenue growth and superior returns without significant capital and resource requirements. In addition, because our business model is based on partnering with experienced and established manufacturing and distribution partners, we believe we can achieve market penetration faster because we benefit from our partners’ established infrastructure, resources, reputations and expertise.

Business Model

(i)

Product Screening – new products must have large addressable markets with uniform requirements globally and the benefits of our innovative solutions must provide significant economic and performance advantages;

(ii)

Product Development – develop the product using our composite development and engineering expertise, and our proprietary materials and processes;

(iii)

Market Entry – partner with strategic third party distributors to raise customer awareness and distribute our product. During this early stage, we will produce the product in small quantities and the product will continue to be refined and tested to meet the market’s needs; and

(iv)

Market Penetration – engage experienced third party manufacturers to meet growing customer demand. During this stage, we will licence manufacturing partners with our proprietary/approved input materials and processes, oversee production and quality control, and collaborate with distribution partners to provide technical product support and drive market demand for the product.

Current Products

Currently we have entered the market with two initial products, namely our modular utility poles and conveyor roller tubes. The modular utility pole emerged from the research and development phase in mid-2006 and the roller tube in mid-2007. Initial production and sales have been focused in North America and future growth will include global marketing of both products.

In North America, the total value of replacement and new pole demand is estimated to be in excess of US$8 billion annually. This represents approximately 25 percent of the annual purchases of utility poles globally. The global market for rollers used in new equipment and replacements for conveyors and conveying equipment is projected to be approximately US$3 billion dollars annually.

In 2007, to ensure commercialization of our products, management outsourced the production of our RStandard™ utility poles to Global Composite Manufacturing, Inc. in Tilbury, Ontario and entered into a distribution agreement with HD Supply Utilities, Ltd. to take our utility poles to end customers in North America. In addition, we have entered into a supply agreement with FMC Technologies, Inc. to supply our roller tubes for their use in the construction of FMC Technologies’ newly designed conveyor idler roller system for “harsh extreme service” environments.

RS is listed on the Toronto Stock Exchange (RS), and Over the Counter Bulletin Board (RSSYF) in the U.S.

Letter To The Shareholders

Dear Fellow Shareholders:

2007 was a year of transition and focus for Resin Systems Inc. as we simplified and focused our business processes by outsourcing our manufacturing, distribution and marketing of our two initial products – RStandard™ utility poles and RStandard roller tubes. During this period, we strengthened our management team as well as our Board, ensuring the stewardship of our assets and growth through strong dedicated leadership. We also successfully completed a $35 million equity financing, providing the financial stability and liquidity needed to implement our strategic business plan. These initiatives provided the platform from which to grow the business and profitability is expected in 2009.

During 2007, we completed the following major operational initiatives:

•

signed a five-year distribution agreement with HD Supply Utilities, Ltd. (“HDs”), appointing them the exclusive distributor of RStandard utility poles in North America and the Caribbean. Pursuant to this agreement, HDs provided us with an initial purchase order to buy in excess of US$50 million of RStandard poles over a two year period. Deliveries of this backlog started in the second quarter of 2008;

•

entered into a manufacturing and licensing agreement with Global Composite Manufacturing, Inc. (“GCM”), a corporation operating in Tilbury, Ontario to build RStandard composite utility pole modules. As provided by the agreement, GCM moved our two production cells from Calgary, AB and committed to upgrade and commission this existing RStandard utility pole manufacturing equipment. All equipment and upgrades made by GCM remain the property of RS. Throughout the year, we contributed financial support to GCM’s business startup. The first production cell is currently operating with three shifts and the second cell is expected to begin operating during the second quarter of 2008; and

•

continued to jointly develop with FMC Technologies, Inc. (“FMC”), under a supplier agreement signed in 2006, an innovative composite conveyor idler roller. We are providing RStandard roller tubes to FMC for use in their composite conveyor idler roll that is designed for “harsh extreme service”. This product has recently received certification for use in underground applications from the US Mining Safety and Health Administration and is currently being introduced to the market through a growing list of pilot installations targeting specific resource extraction and bulk handling industries.

During 2007, we undertook a transitional strategy we knew would reduce our financial performance in the short-term but lay the foundation for long-term success. As a result, revenues generated in 2007 declined to $1.0 million compared to $4.7 million in 2006. During this period, GCM relocated the plant to Ontario and after improving and commissioning the equipment started production in October 2007. As contemplated by management, cash costs continued at a reduced level throughout the transitional period and cash balances were reduced by approximately $9.0 million. We believe that this cash investment in our research and engineering, and sales and administrative infrastructure was critical to ensure our future success.

During the fourth quarter of 2007, GCM continued to improve operating efficiencies, reaching a three shift operation utilizing the first cell and started rebuilding and commissioning the second production cell. Cell 2 is expected to be operational by the end of Q2 2008. Both cells are projected to produce approximately 10 million kilograms of product annually when fully operational – sufficient to meet projected orders through to 2009.

Production of RStandard roller tubes remained minimal throughout 2007 as FMC’s conveyor roller system remained in the design and testing phase of its development. The full market launch of the roller system is anticipated during the second quarter of this year with market penetration anticipated to reach significant levels in late 2008.

During the last quarter of 2007, we began the development of additional new products focusing on expanding the scope of our initial two product lines; namely, composite cross arms and bracing, short pultruded utility poles and composite hubs for conveyor system idler rolls. These additional products will be in full production before the end of 2008. Also, we are planning to resume deliveries of RStandard utility poles to initial global customers during the latter half of 2008.

We remain very positive about the future of our company. We estimate the replacement and new pole demand in North America to be in excess of US$8 billion annually (25 percent of total global demand) and the annual global market for idler rolls to be approximately US$3 billion. Our products have the lowest life cycle cost, the longest life and by far the smallest environmental footprint of any commercially produced competing products available today. We believe these attributes will result in positive market acceptance of our products and the investment of our time and money will generate significant returns for our shareholders.

We have distribution and supply agreements with world leading partners and continue to provide technical and operational support to our contract manufacturer. We remain conservatively financed and have reduced our cash outflow which is expected to turn positive late in 2008. The resulting cash balances are sufficient to meet future capital needs. Our strong board and management team have worked diligently to ensure this transition period was a success, laying the foundation for future financial and operational performance.

We thank our dedicated shareholders and employees for their unwavering support through this period of transition and to our Board of Directors who provided their solid guidance willingly throughout the past year.

Wilmot Matthews

Paul Giannelia

Chairman of the Board

President and Chief Executive Officer

April 14, 2008

RStandard™ Utility Pole

RS has developed and is manufacturing a modular advanced composite material utility pole for the power transmission and distribution (T&D) industry. Developed with cutting-edge material engineering, manufactured commercially and distributed domestically and globally, RStandard poles are a revolutionary alternative to those poles currently made with the traditional materials of wood, steel and concrete. With the greatest strength to weight ratio, our RStandard poles are the strongest poles on the market and their innovative modular design and advanced material composition deliver exactly what utilities require:

Lowest Operational Cost: Our RStandard pole’s modular design offers the most flexibility and cost savings of any pole alternative.

•

Interchangeable modular system can satisfy multiple pole strength and length requirements with minimal inventory – improving turnover cycles and reducing safety stock inventory costs.

•

Lightweight, nested modules allow for easier transportation, storage handling and installation – reducing labor, equipment and installation costs.

•

Modular configuration enhances line design capabilities and installation flexibility.

Lowest Liability: Our pole’s composite material properties and modular design reduces the risks and costs associated with managing the power grid infrastructure.

•

Non-conductive and hydrophobic characteristics reduce the risk of second point of contact injuries, eliminate electrical tracking and help prevent arching due to lightning or switching.

•

Ultra-strong composite material can absorb considerably more elastic strain energy in high-load storm situations than conventional materials.

•

Engineered composite material eliminates deforestation, leeching of toxic preservatives and other environmental concerns common to wood poles.

•

Results in improved safety for workers and the community, better storm resilience and response times, and reduced environmental impact.

Longest Life: Manufactured with advanced UV-protection and durable composite materials, RStandard poles provide a longer service life than any other pole alternative.

•

No rot, corrosion or degradation from the elements – reducing the need for inspections, maintenance and replacement.

•

Impervious to termites, woodpeckers and other pests.

•

Imbedded UV-protection cannot be scratched or flaked off – offering a long, predictable service life.

All of the above result in the lowest total life-cycle cost, when compared to competing utility poles.

To date, RStandard poles have been used by over 70 North American utilities including: Southern California Edison, Florida Power and Light, Duke Energy, Los Angeles Department of Water and Power, Baltimore Gas and Electric, Austin Energy, Hydro Ottawa and ENMAX Power Corporation.

Exclusively distributed by HD Supply Utilities (“HDs”), North America’s largest electric utilities distributor, RStandard poles are supported by more than 1,000 associates and the most extensive supply-chain in the utility products industry.

During the second quarter of 2008, we will start the initial shipment of US$1.1 million worth of product from a current contracted backlog of in excess of US$50 million from HDs. The remaining shipments of this initial order will be delivered over the next 24 month contract period.

“We selected the RS product because it is lighter and therefore can be installed much faster, reducing customer outage time. And the fact that these innovative poles are built in segments means they are easier for our crews to move to work sites.”

– James A. Kelly, VP of Engineering, Southern California Edison

RStandard™ Roller Tube

We completed the product development stage of our RStandard multi-diameter roller tube made using our proprietary resin systems and entered into a multi-year exclusive supply agreement with FMC Technologies, Inc. (“FMC”) of Houston, Texas. We supply our RStandard roller tubes to FMC, a leading manufacturer and distributor of material handling systems and conveyor idler rolls to the mining industry and operators of bulk material handling systems worldwide, for use in their new line of innovative composite “harsh extreme service” conveyor roller systems.

We targeted our RStandard roller tube product line for commercial development for a number of reasons, including:

•

the market for bulk-material handling system idler rolls is a large and homogeneous global market;

•

market demand for idler rolls is stable and driven by well understood factors, particularly the frequent need for replacement of idler rolls in existing installations due to the corrosive effects of harsh environments or bearing failure from use;

•

increasing energy costs in many parts of the world are increasing the cost of operating bulk-material handling systems and increasing the weight advantages of rollers made with our RStandard roller tubes;

•

competition for and scarcity of steel is driving up the cost of steel idler rolls; and

•

end users are generally large and financially stable global customers.

Our RStandard roller tubes provide end users with certain key advantages which we believe will enable FMC’s line of composite conveyor roller systems made with our RStandard roller tubes to compete effectively with well-entrenched steel idler rolls. Our RStandard tubes have been certified for underground use by the U.S. Mining Safety and Health Administration and are:

•

40 percent lighter than steel tubes, thus dramatically reducing installation costs and conveyor system operating costs;

•

more corrosion resistant than steel; and

•

as abrasion resistant as steel and more abrasion resistant than other non-metallic alternatives.

Due to these advantages, customers of idler rolls made with RStandard tubes will experience lower overall replacement costs from a more durable idler roll. In addition, idler rolls made with our lightweight roller tubes will be safer to handle and replace, and will use less energy to operate.

Management Team

Howard Elliot

Chief Operations Officer

Mr. Elliott brings over twenty years of experience to RS in the development and production of advanced composite material products. His extensive experience in process development and optimization of complex manufacturing operations was acquired with industry leading global corporations headquartered in the U.S.A., Japan and the European Union. Prior to joining RS, Mr. Elliott was the president of Asia Pacific Business for Park Electrochemical Corporation (NYSE:PKE). This business unit manufactured advanced composite material products for electronic and aerospace applications. Most recently, he concurrently held the position of vice president of Asian business development for Park Electrochemical Corporation. Mr. Elliott received a Bachelor of Science degree in chemical engineering from the University of Arizona in 1984.

Paul Giannelia

President, Chief Executive Officer and Director

Mr. Giannelia is the president and chief executive officer of RS. Previously, Mr. Giannelia was founder, president and chief executive officer of SC Infrastructure and Strait Crossing Inc., both leaders in infrastructure development. Among his notable achievements during this time was leading the development and construction of the Confederation Bridge in Atlantic Canada, the Oldman River Dam in Alberta, Canada and the Olympic Oval in Calgary, Alberta. He has an Economics degree from Wilfred Laurier University, an Honorary Doctorate - Science (Engineering) from the University of New Brunswick, an Honorary Doctorate of Laws degree from the University of Prince Edward Island, and Honorary Doctorate Degrees (Laws) from Wilfred Laurier University and the University of Calgary. He also has been inducted as an honorary member of the Engineering Institute of Canada.

Richard Holloway

Chief Technology Officer

Mr. Holloway has over fifteen years of professional experience, primarily in the development and commercialization of composite materials and composite material products. He is a technical expert in micromechanics, computational mechanics and composite material rheology. Mr. Holloway’s inventions include a patented composite materials technology and he also worked as a senior materials scientist and business development manager at 3M, a diversified technology company globally serving customers and communities with innovative products and services. While at 3M, he received the 3M Circle of Technical Excellence award for scientific research and commercialization efforts in composite materials. Mr. Holloway has experience in both technical and business management roles, including the key leadership position in the start-up of a North American subsidiary of a European auto industry company. He also has gained extensive international experience while working in Latin America, Asia Pacific, the European Union and the Middle East. Mr. Holloway received a Bachelor of Science degree in mechanical engineering from the University of Texas at Austin (1993) and a Masters of Materials Science from the University of Cincinnati (1997). Recognitions include the Dean’s Research Fellow at the University of Cincinnati (1994-1996) and he was a member of the Tau Beta Pi Engineering Honour Society. Mr. Holloway has been with RS since August 2007 and prior to this promotion was RS’s technical director.

Board Of Directors

Brian Felesky

Mr. Felesky is a corporate director at Felesky Flynn, LP (a law firm specializing in tax matters), and is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts in Canada and internationally. He currently sits on the boards of Suncor Energy Inc., Epcor Power LP and Precision Drilling Trust. He also sits on several volunteer boards including the Canada West Foundation (vice-chair), Homefront (on domestic violence) (co-chair), the Calgary Stampede Foundation and the senate of Athol Murray College of Notre Dame. He has received awards including the Distinguished Service Award from the Law Society of Alberta and Canadian Bar Association, the Alberta Centennial Medal and the Queens Jubilee Medal. Mr. Felesky was appointed a Queen’s Counsel in 1984 and a Member of the Order of Canada in 2005.

Paul Giannelia

Please see Paul Giannelia’s biography under Management Team on page 6.

James Gray

Mr. Gray co-founded Canadian Hunter Exploration Ltd., one of Canada’s larger natural gas producers. Over his 28 years of involvement with Canadian Hunter, he served in the positions of executive vice president, president and chief executive officer, and chairman until the company was purchased by Burlington Resources in December 2001. Mr. Gray currently sits on the boards of Brookfield Asset Management Inc., Canadian National Railway Company, Atlanta Gold Inc. and Phoenix Technology Income Fund. He was awarded an Honourary Doctor of Laws degree in 1991 by the University of Calgary, a Citation for Citizenship by the Government of Canada in 1992, the Fellowship of Honour by the YMCA, Canada, and was appointed an Officer of the Order of Canada in 1995. He was inducted into the Calgary Business Hall of Fame in October 2004 and the Canadian Business Hall of Fame in May 2005.

Dwayne Hunka

Mr. Hunka has over 25 years of management experience in the fabrication and manufacturing sectors. Mr. Hunka is co-owner, executive vice-president and general manager of Waiward Steel Fabricators Ltd., one of Canada’s largest and innovative structural steel companies. He is also the president and co-owner of M&D Drafting Ltd., the president of Six Point Properties Inc. and the president of M&D Ventures Inc. Mr. Hunka is the chair of the industry board for the NSERC Industrial Research Chair in Construction at the University of Alberta and is actively involved in charitable community events.

Wilmot Matthews – Chairman

Mr. Matthews has been involved in all aspects of investment banking serving in various positions with Nesbitt Burns Inc. and its predecessor companies for over 30 years. He was a member of both the management and executive committees of Burns Fry until Burns Fry merged with Nesbitt Thompson to form Nesbitt Burns in 1994. He retired from Nesbitt Burns in the fall of 1996 as a vice chairman. He is currently president of Marjad Inc., a private investment holding company and on the advisory board of Imperial Capital Corporation. In addition, he is a member of the WestJet Airlines Ltd. board of directors. He is also actively involved in the community sitting on various boards, including the Toronto Symphony Foundation. In the past, he has been on the boards of the Canadian Institute for International Affairs, the Toronto Symphony Orchestra and the Dellcrest Centre for Children.

David Williams

David A. Williams has served as president of his Investment Company, Roxborough Holdings Limited, in Toronto, since 1995. From 1969 to 1994, he held senior management positions with Beutel Goodman Company, one of Canada’s largest institutional money managers. Mr. Williams also sits on the board of Atlantis Systems Corp., Calvalley Petroleum Inc., SQI Diagnostics Inc., Newport Partners Income Fund and Western Copper Corporation. He is involved with a number of community related projects and is a director of Bishop’s University Foundation and Camp Oochigeas. Mr. Williams holds a Bachelors degree in Business from Bishop’s University, Lennoxville, Quebec and a Master’s in Business Administration from Queen’s University, Kingston, Ontario. He was the recipient of an Honorary Doctorate of Civil Laws from Bishop’s University.

Management’s Discussion And Analysis

FOR THE YEAR ENDED DECEMBER 31, 2007

The following discussion of the financial condition and results of operations of Resin Systems Inc. (“RS” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the annual information form of the Company dated March 12, 2008 for a complete understanding of the financial position and results of operations of the Company. The information in this document is provided as of March 12, 2008 and is stated in thousands of Canadian dollars unless otherwise indicated.

Certain information set forth in this MD&A, including management’s assessment of the Company’s future plans and operations, contains forward-looking statements which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “predict”, “intend”, “will”, “may”, “could”, “would”, “should” and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company’s lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard™ products and to manufacture and sell a line of rollers based on its RStandard composite roller tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company’s reliance on third parties to supply raw materials to it so it may make its Version™ resin and RStandard composite roller tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in the Company’s annual information form for the year ended December 31, 2007 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

Additional information relating to the Company, including the Company’s annual information form for the year ended December 31, 2007 is available on the SEDAR website at www.sedar.com, the EDGAR website at www.sec.gov and on the Company’s website at www.grouprsi.com.

Mission and Vision

RS is a technology innovator that develops advanced composite products for infrastructure markets. This new generation of products is not only structurally superior to products made with “old world” materials such as wood, steel and concrete, it’s also lighter, more durable and longer-lasting. The company has entered the North American market with its modular utility poles and conveyor roller tubes as its two flagship products, and identifies a growing list of additional innovative products.

RS designs, engineers and markets its products worldwide, while outsourcing its manufacturing and distribution.

Business Strategy

The Company is headquartered in Calgary, Alberta. Using its competitive advantages, its Version™ resin system and its composite products development and engineering expertise, the Company’s business model is to develop products that have large and addressable markets with uniform requirements globally and where the benefits of RS’s proprietary materials provide economic and performance advantages over conventional materials. RS’s business model is comprised of the following stages:

(i)

Product Screening – screening new product opportunities that have large and addressable markets with uniform requirements globally and where the benefits of the Company’s proprietary materials and processes provide significant economic and performance advantages compared to conventional materials;

(ii)

Product Development – product engineering and development, and product prototyping and testing;

(iii)

Market Entry – partnering with strategic third party distributors to introduce the product to market, raise customer awareness and distribute the product for customer pilot projects and initial orders. During this stage, the Company will produce the product in small quantities and the product will continue to be refined and tested to meet the market’s needs; and

(iv)

Market Penetration – engaging experienced third party manufacturers to meet growing customer demand. During this stage, the Company will supply manufacturing partners with its proprietary Version™ resin, oversee production and quality control and collaborate with distribution partners to provide technical product support and drive market demand for the product.

By developing products that pass the Company’s rigorous screening process, the Company believes it can achieve significant revenue growth and superior returns without significant capital and resource requirements. Further, because the Company’s business model is based on partnering with experienced and established manufacturing and distribution partners, the Company believes it can achieve market penetration and its growth objectives faster because it benefits from its partners’ established infrastructure, resources, reputations and expertise.

Core Business Focus

The Company’s primary business focus is commercializing its first two products:

(i)

RStandard™ utility pole is a light and durable modular pole that satisfies the most common heights and strengths of transmission and distribution pole needs of power utilities. The product is in the market penetration stage of RS’s business model;

(ii)

RStandard™ roller tube is a light and durable large-diameter tube used in roller assemblies for industrial bulk material handling equipment. The product is in the market entry stage of the Company’s business model.

Overview of 2007 Results

2007 was characterized by the transformation of RS’s leadership, business strategy and business focus. While the results of this transformation are expected to show fully in 2008, significant progress was made during the year.

RS began to show positive margins of 2 percent in the second half of 2007 compared to negative 23 percent in the four quarters of 2006 reflecting an improvement of 25 percent.

RS’s 2007 operating results reflect the positive impact of the Company’s restructuring. It lowered its cash expenditure rate for operations to approximately $1,100 per month in the third and fourth quarters of 2007 compared to $3,100 per month in the last half of 2006. The Company does not expect significant changes to these levels of expenditures in the foreseeable future.

RStandard™ Utility Poles

In January 2007, the Company signed a five-year distribution agreement (“Distribution Agreement”) with HD Supply Utilities, Ltd. (“HD Supply Utilities”) designating them as the exclusive distributor of RStandard utility poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all the Caribbean Islands. Pursuant to the distribution agreement, HD Supply Utilities provided RS with an initial purchase order for RStandard poles with a value exceeding US$50 million.

The Company believes this agreement will enable an efficient and accelerated market penetration of RStandard poles. RS will benefit from HD Supply Utilities’s established reputation, customer base, industry relationships and distribution infrastructure.

In January 2007, the Company signed a letter of intent with Global Composite Manufacturing (“Global”), a corporation operating in Tilbury, Ontario and in August 2007 entered into an amended and restated manufacturing and licensing agreement reflecting substantially the same terms and conditions as reflected in the letter of intent. This agreement provides the framework whereby Global moved, upgraded and re-commissioned the existing RStandard utility pole manufacturing equipment previously used by RS, as well as related additions for use in Global’s production of RStandard utility poles under license from the Company.

Global’s original plans were to begin production in June 2007. However delays in the readiness of the Tilbury plant delayed the installation and subsequent start-up of manufacturing on the first production cell to August 2007 and commercial shipments of utility poles started in September.

During the fourth quarter of 2007, Global focused on achieving an efficient manufacturing process and reaching a three shift operation on the first production cell. In 2008, Global has shifted its attention to increasing production output on the first production cell as well as upgrading, installing and recommissioning the second production cell, completion of which is expected in the second quarter of 2008.

RStandard utility poles valued at $888 were shipped from Global’s production facility in 2007 supplying utilities within North America and Australia.

During the production start-up period, the Company’s focus with HD Supply Utilities was on sales force training and strategic planning, laying the foundation for product market penetration. With Global’s production now anticipated to reach expected levels in the first half of 2008, HD Supply Utilities is expected to begin stocking distribution outlets and increasing its distribution efforts.

With the pricing provisions in the HD Supply Utilities and Global agreements, the Company anticipates stable and predictable margins during the term of these purchase arrangements as both selling price and production costs are fixed by the agreements.

The Company has focused considerable resources to support Global in establishing successful manufacturing operations in Ontario. The Company’s support for Global includes the prepayment of $3,500 to be applied against future utility pole deliveries which assisted Global in financing their start-up costs. Pursuant to the terms of these prepayments, the Company expects these advances will be repaid through product deliveries and/or cash during the first half of 2008.

Subsequent to year-end, Global has completed a $6,100 financing as contemplated by the manufacturing and license agreement between Global and RS. Global’s overall financing plan includes Ontario provincial government loans and grants. RS has provided guarantees in the amount of $6,100 to Global’s lenders in this financing: $2,100 on a limited recourse basis collateralized by the RStandard utility pole manufacturing equipment, and $4,000 on a full recourse basis. The guarantees would be called upon if Global fails to perform under its obligations to its lenders.

RStandard™ Composite Roller Tube

(formerly VRoll™ Composite Roller Tube)

In December 2006, RS entered into a multi-year exclusive supply agreement with FMC Technologies, Inc. (“FMC Technologies”) of Houston, Texas, a leading manufacturer and distributor of material handling systems and conveyor rollers to the mining industry and operators of bulk material handling systems worldwide. Pursuant to the agreement, the Company will supply RStandard composite roller tubes to FMC Technologies’s Material Handling Solutions business for use in its new line of composite Link-Belt® Conveyor Idler Rolls. The agreement provides that RS will work with FMC Technologies exclusively in the area of composite conveyor rollers globally, except for the territories of Poland and Australia, subject to specified terms and conditions.

The Company and FMC Technologies completed the development of FMC Technologies’s line of Link-Belt Composite Conveyor Idler Rolls made with RStandard composite tubes for above ground applications in early 2007 and received certification for use in underground applications from the U.S. Mining Safety and Health Administration in the third quarter 2007, adding a significant addressable market segment for the roller tube business line.

Over the second half of 2007, FMC Technologies undertook a variety of activities in preparation for full-scale production of composite rollers and the full market launch for Link-Belt Composite Conveyor Idler Rolls. These activities were expected to be completed in 2007. As a result of delays by FMC Technologies in their assembly of the end-product composite idler rolls, the activities were delayed until the first quarter of 2008.

The Company’s roller tube production capacity is being increased with the addition during the first quarter of 2008 of a higher tonnage pultruder. The new pultruder will allow RS to produce larger diameter roller tubes, start the planned production of pultruded utility poles, and will enhance the Company’s ability to continue its research and development of new products. The Company’s combined production capability is expected to be sufficient to supply the full range of tubes and profiles required for the roller tube and utility pole product lines during 2008.

With these efforts ongoing, the Company and FMC Technologies began their efforts to identify and deliver to paid-for pilot installations; marking the beginning of market introduction efforts. These activities continued into the first quarter of 2008, with more than 50 percent of identified pilot installations delivered to date. Regular orders from the pilots delivered during 2007 are expected to begin in the second quarter of 2008.

2008 Outlook and Plans

RStandard™ Utility Poles

RS can supply the most common transmission and distribution poles required by North American utilities with its market tested RStandard utility poles. With its Distribution Agreement with HD Supply Utilities and its contract manufacturing capacity, RS believes that it is now in a position to more aggressively penetrate the North American market with its RStandard utility poles.

The Company’s goals in 2008 include achieving the following important milestones for its utility pole product line:

•

continue to oversee operational improvements of the first cell of the RStandard utility pole manufacturing equipment by Global;

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support and oversee the upgrade, recommissioning and operation of the second cell of the RStandard utility pole manufacturing equipment by Global;

•

support and oversee the engineering, construction, commissioning and operation of additional production cells to meet the growing market demand;

•

work with HD Supply Utilities pursuant to the Distribution Agreement to continue its North American market penetration for RStandard poles by adding key customers and increasing the number of repeat orders from existing customers;

•

continue to expand the RStandard utility pole product line based on the needs and experiences of utility customers; and

•

develop and commercialize additional products in its RStandard utility pole product line including, pultruded utility poles up to 12 metres (40 feet), pultruded crossarms and pultruded crossbraces for H-frame structures. The new pultruded utility pole will allow the Company to enhance its competitiveness in the distribution pole market and the crossarms and crossbraces will increase its competitiveness in the H-frame structure market, both significant market segments.

RS believes it is positioned to increase its market share of utility pole sales in the marketplace as its competitively priced RStandard pole product line provides significant competitive advantages for utility customers compared to conventional wood, steel and concrete poles products.

RStandard™ Roller Tubes

RS expects to be in a position to manufacture and supply its RStandard tubes in sufficient quantities to FMC Technologies for use in its new line of composite Link-Belt Conveyor Idler Rolls to support the continued introduction and eventual full market launch of the product to the mining industry and operators of bulk material handling systems.

The Company’s goals in 2008 include achieving the following important milestones for its RStandard roller tube product line:

•

support FMC Technologies as it continues to introduce its composite Link-Belt Conveyor Idler Rolls to its strategic customers, continues to identify and deliver product to paid-for pilot projects, supply repeat customers and initiate the full market launch of the product;

•

manufacture initial quantities of RStandard tubes required by FMC Technologies during the market entry stage of its Link-Belt Conveyor Idler Rolls;

•

continue to develop its RStandard composite tubes based on the needs and experiences of customers; and

•

enter into licenses with experienced third parties, as required, to manufacture greater quantities of its RStandard roller tubes to position the Company to meet growing customer demand.

RS believes that FMC Technologies’s composite Link-Belt Conveyor Idler Rolls made with RStandard tubes will be successfully introduced to the market because of the significant competitive advantages, including its excellent corrosion-resistance and low weight compared to conventional steel rollers.

RStandard roller tubes are currently manufactured at RS’s leased 5,200 square metre (56,000 square foot) Calgary production facility. This facility currently has pultrusion lines capable of producing approximately 300,000 roller tubes annually which is sufficient supply for the market entry stage of RStandard composite tubes. During the first quarter of 2008, RS expects its new high-tonnage pultruder to be fully commissioned providing incremental production of thirty percent, increasing production capacity by 90,000 tubes. As market demand increases, RS intends to enter into arrangements with one or more experienced third party manufacturers to manufacture RStandard tubes for the Company.

Management continues to be focused on expanding its RStandard utility pole and roller tube businesses outside North America. In addition, the Company has made significant progress with its two current product lines, it will be able to reallocate resources to new product research and development, using its business model described earlier.

The Company plans to execute its strategy with existing human and financial resources. The Company has 70 personnel, involved in business development, product research and development, engineering, sales, marketing, product support, purchasing, manufacturing, finance and administration. The Company expects to be cashflow positive by the end of 2008 and expects that its current cash resources are sufficient to execute its business plan. Accelerated expansion or failure to achieve planned business progress may require additional equity funding.

Corporate

RS significantly lowered its operating costs for the year ended 2007 by 40 percent compared to 2006, reflecting the Company’s restructuring focus. It lowered its cash expenditure from operations to approximately $1,100 per month in the third and fourth quarters of 2007 compared with $3,100 in the third and fourth quarters of 2006. It also lowered its operating losses to $25,796 compared to $43,914 in 2006. The Company does not expect significant changes to these levels of operating expenditures through 2008.

The outsourcing of RStandard utility pole manufacturing to Global and the related move and upgrading of the manufacturing operations has been the largest contributor to cost reductions over 2007, with manufacturing and product development costs dropping by $15,871 in 2007 versus 2006. In addition, the Company’s personnel and other cost reductions have resulted in savings of $2,798 over 2006.

Leadership Changes

As at February 21, 2007, the Company’s board of directors was restructured with the addition of:

Wilmot L. Matthews, chairman and director

Brian A. Felesky, director

James K. Gray, director

Paul B. Giannelia, director

Cheryl FitzPatrick, senior vice-president, marketing and sales, retired in April 2007 and due to changes in the Company’s business structure, she was not replaced. Rob Schaefer, chief financial officer and corporate secretary, is leaving the Company in March 2008 to pursue other interests. The Company has contracted an interim replacement, a senior Chartered Accountant whose considerable experience includes financial leadership for public companies, while it completes its search for a permanent replacement.

Key Performance Indicators

The Company measures its success using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements recognized in accordance with Canadian generally accepted accounting principles and should not be considered as an alternative to other measures of performance which are in accordance with Canadian generally accepted accounting principles:

1) Revenue and End-Customer Growth – The Company defines revenue growth as the increase in annual revenues from quarter to quarter. The Company defines end-customer growth as the increase in total utilities using its poles and users of conveyor idler rolls incorporating RS’s roller tube from quarter to quarter. Both measures indicate the Company’s success in the market entry and market penetration of its products.

2)

Gross Profit Percentage – The Company determines gross profit percentage by dividing gross profit by revenue and expressing it as a percentage. Gross profit percentage reveals the Company’s success in realizing economic value from its proprietary products.

3)

Funds From Operations – The Company defines funds from operations as “Cash used in operations”, as reflected in the Consolidated Statements of Cash Flows before change in non-cash operating working capital. Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information about the Company’s ability to fund future operations.

Selected Financial Information

Thousands of Canadian dollars	Years Ended December 31,			% Increase (Decrease)
except per share amounts	2007 2006		2005	2007/06	2006/05
Product Revenues	$ 97	$ 4,352	$ 1,061	(77)	310
Net Loss	$ (23,359)	$ (43,411)	$ (21,007)	46	(107)
Net Loss Per Share	$ (0.19)	$ (0.48)	$ (0.26)	63	(85)
Funds from operations (1) (2)	$ (15,19)	$ (36,268)	$ (19,459)	58	(86)
Total assets	$ 26,515	$ 16,615	$ 35,519	60	(53)
Total long-term liabilities	$ 1,53	$ 17,544	$ 15,864	6	11
Working capital	$ 14,00	$ (2,826)	$ 17,698	624	(116)

(1)

Funds from operations is defined as “Cash used in operations”, as reflected in the Interim Consolidated Statements of Cash Flows before change in non-cash operating working capital. Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information about the Company’s ability to fund future operations.

(2)

Funds from operations is not a recognized measure under Canadian generally accepted accounting principles. Investors are cautioned that funds from operations should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows. The Company’s method of calculating funds from operations may differ from other issuers and may not be comparable to similar measures presented by other issuers.

Product revenue decreased from 2006 as a result of the shutdown of RStandard pole production in Calgary and the focus on commissioning Global’s new RStandard pole manufacturing facility in Tilbury during the year. Commercial shipments from the new RStandard pole production facility started in September 2007. Product revenue during the year represents sales of RStandard utility poles of $888 and sales of RStandard roller tubes to FMC Technologies of $65.

Net loss decreased by $20,052 to a net loss of $23,359 in 2007 because of the shutdown of RStandard pole production in Calgary. Manufacturing and product development expenses decreased by $15,871. This decrease resulted from significantly lower manufacturing and product development costs incurred by the RStandard utility pole product line and a reduction in personnel costs. Restructuring costs incurred in 2007 were minimal compared to the $2,682 incurred in 2006 as restructuring activities were completed by February 2007.

Working capital increased by $17,626 which can be attributed to $33,308 of net proceeds raised from the common share offering in the first quarter of 2007. Working capital increases were offset by the use of $15,198 in cash to fund operations and the use of $720 for purchases of property, plant and equipment related to the Calgary production facility.

Long-term liabilities increased by $994 from December 31, 2006 largely due to the accretion of the debt portion of unsecured convertible debenture issued in October 2005.

Cost reductions were offset by an increase in general and administrative costs of $370 resulting from $3,277 in non-cash charges related to stock-based compensation awards granted in the year. Included in the total stock-based compensation is $3,018 relating to the president and chief executive officer, and the chief financial officer and corporate secretary’s stock-based compensation. These stock-based compensation awards were granted to officers of the Company to greater align their interest with shareholders interests. Also, contributing to the improvement in funds from operations year-over-year is the net gain embedded in Company’s foreign currency contracts of $1,515, described below.

The largest purchasers of utility poles in the North American region purchase poles in U.S. dollars. Additionally, the most significant manufacturing costs of RStandard poles are raw materials, which are also routinely denominated in U.S. dollars. As a result, the Company negotiated its raw materials contracts, its contract for the manufacture of RStandard utility poles with Global, and its contract with HD Supply Utilities for the distribution of RStandard utility poles in U.S. dollars in order to insulate the Company to the largest degree possible from the effects of foreign currency exchange rate changes. During the period, the Company signed a definitive agreement with Global, which included fixed U.S. dollar prices for the manufacturing of RStandard poles and the sale of resin. Section 3855 – Financial Instruments – Recognition and Measurement requires that the Company revalue the “embedded” foreign currency component of this contract based on forward foreign currency exchange rates at each period end. The fair value calculated using notional quantities per the Global agreement, management estimates and third party information, resulted in an unrealized foreign currency gain of $1,515 for the year. The fair value of the foreign currency contracts will be valued quarterly resulting in a foreign exchange gain or loss recorded which will be dependent on the variability of foreign exchange rates over the period. The effect of foreign currency movements on the contracts for the purchase of raw materials and the sale of RStandard poles to HD Supply Utilities are not reflected in this revaluation as this treatment is not permitted under Canadian generally applied accounting principles.

Revenue
	Years Ended December 31,		% Increase (Decrease)
Thousands of Canadian dollars	2007	2006
Product Revenues	$ 97	$ 4,352	(77)
Other income	901	379	138
Total	$ 1,	$ 4,731	(60)

Revenues for the year were modest due to the shutdown of RStandard pole production in Calgary and the focus on commissioning Global’s new RStandard pole manufacturing facility in Tilbury during the year. Commercial shipments from the new RStandard pole production facility started in September 2007. Product revenue in the year represents sales of RStandard utility poles and sales of RStandard roller tubes to FMC Technologies for use in Link-Belt Composite Idler Rolls for identified paid for pilot installations.

Other income is primarily comprised of interest income of $794 and a gain on the sale of discontinued product of $107.

In 2007, the gross product margins were ($17) or negative 2 percent compared to margins of ($999) or negative 23 percent in 2006. Almost all sales for the first nine months of the year came from inventory produced in Calgary prior to the move of pole manufacturing, which is valued close to current sales prices. This, combined with warranty replacement costs of ($35) and freight on shipments of ($59) from Calgary in the first and second quarters of 2007 that RS chose to absorb for strategic reasons explain the negative margins recorded for the year. In the fourth quarter of 2007, cost of goods sold included $36 which related to the gain on foreign currency embedded derivative. This adjustment to cost of goods sold relates to the change in the USD exchange rate since the amended and restated manufacturing and licensing agreement with Global was signed in August 2007, resulting in a reduction of gross margin for the quarter.

Operating Expenses
Thousands of Canadian dollars	Years Ended December 31,		% Increase (Decrease)
	2007 2006
Manufacturing start-up and product development	$ 5,944	$ 21,815	(73)
General and administrative	,29	8,459	4
Financing charges	5,126	4,086	25
Marketing and business development	2,27	3,250	(30)
Restructuring charges	179	2,682	(93)
Write-down of property, plant and equipment	1,497	–	–
Amortization of property, plant and equipment	1,917	2,623	(27)
Total Operating Expenses	$ 25,779	$ 42,915	(40)

Manufacturing and Product Development

Manufacturing and product development expenses decreased from $21,815 to $5,944 in 2007 due to the shutdown of RStandard pole manufacturing in Calgary in February 2007 and the related reductions in materials and labour costs that were being incurred during 2006 to establish production in Calgary. Manufacturing and product development includes utility pole product development costs, composite roller tube manufacturing and development costs, and engineering, and research and development overhead costs.

For 2007, RStandard pole product development costs were $3,325 compared to $17,562 in the same period of 2006. RStandard utility pole product development costs in the period resulted from activities directed at product improvement, the commissioning of manufacturing at Global’s facility and the testing of product produced in Global’s new manufacturing facility.

RStandard roller tube manufacturing and product development costs were $539 in 2007 compared to $nil in the same period of 2006. Composite roller tube costs relate to the development of various sizes and types of roller tubes required by the market, production of samples and product testing. During 2007 RS developed and produced product samples that increase the roller tube’s conductivity for use underground and developed two new roller sizes. The conductive tube and the new roller tube sizes open new market segments for the roller tube business line.

Engineering and research and development overhead costs were $2,080 in 2007 compared to $4,253 in the same period of 2006, with decreases due primarily to personnel-related cost reductions related to the Company’s restructuring.

General and Administrative

General and administrative expenses increased by $370 to $8,829 in 2007 due to non-cash charges of $3,481 related to stock-based compensation awards (described below) offset by personnel-related cost reductions due to the Company’s restructuring.

During 2007, RS established, following shareholder approval, new stock option and restricted share unit plans, and entered into executive employment agreements with the president and chief executive officer, and the chief financial officer and corporate secretary. These agreements provide the terms and conditions of employment for these executives, including base and incentive compensation; severance pay in the event of termination without just cause; modified vesting of certain unvested stock options and the one-time issuance of certain stock options and restricted share units. As a result, 3,000,000 new options were issued to officers vesting over a period of three years, 1,000,000 previously unvested options were changed to vest immediately and 824,000 restricted share units were granted which also vested immediately.

Restructuring Charges

The Company undertook significant restructuring efforts in 2006 and early 2007. While the majority of related charges were recorded in 2006, charges include dismantling and cleaning of $107 and asset impairment of $72 were recorded in the current year.

Restructuring charges in 2006 were $2,682 resulting from the consolidation of production, and research and development operations in Calgary and severance related to the reduction of staff in order to transition the manufacturing of RStandard poles to Global and to improve overall operating efficiency. Charges included the decommissioning of property, plant and equipment totalling $1,779, workforce reduction cost of $495, dismantling and cleaning costs of $277 and taxes, utilities and lease costs of $131.

Financing Charges

Finance charges increased by $1,040 to $5,126 in 2007 due to costs of $816 associated with the promissory note and equity financings in the first quarter of 2007. The Company also incurs interest charges on its convertible debenture.

Marketing and business Development

Marketing and business development expenses decreased to $2,287 in 2007 from $3,250 in 2006 due primarily to personnel-related cost reductions. Marketing and business development expenses include costs for product and technical support provided to HD Supply Utilities and FMC Technologies as well as other business development activities.

Amortization of Property, Plant and equipment

Amortization charges decreased by $706 to $1,917 compared to 2006 as a result of equipment sold or written-off offset by amortization of property, plant and equipment additions over the course of 2007 for the Calgary production facility.

Liquidity and Capital Resources

The Company’s main source of cash flow has been through the issuance of equity securities. This dependence on issuing securities to fund its cash flow needs has resulted in management including a “Future Operations” note in the financial statements. The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities and commitments in the normal course of business.

RS entered fiscal 2007 with $1,199 in cash and raised $33,177 from the issuance of short-term notes and common shares. To date, the Company has maintained spending levels in line with its forecasts. Further, the Company expects to be cashflow positive by the end of 2008 and expects that its cash resources are in line with its forecasts and are sufficient to execute its business plan. RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions are determined when issued.

Share capital consists of the following common shares and warrants:

	Common Shares		Warrants
(Common share and warrant numbers in ‘000’s)	Number	Amount	Number	Amount
Balance, December 31, 2006	96,100	$ 73,660	3,389	$ 1,172
Issued for cash, net of issue costs	35,000	33,177	–	–
Warrants issued	–	–	2,500	544
Broker warrants attributed to financing costs	–	(593)	2,025	754
Stock options exercised	980	1,016	–	–
Restricted share units issued	824	1,302	–	–
Warrants exercised	100	142	(100)	(42)
Warrants expired	–	–	(3,389)	(1,172)
Balance, December 31, 2007	133,004	$10,704	4,425	$ 1,256

Stock options – outstanding options:

Number of
Options held by employees/non-employees (in ‘000’s)	stock options
Outstanding, December 31, 2006	5,699
Granted	3,220
Exercised	(980)
Forfeited	(1,197)
Outstanding, December 31, 2007	6,742

As at March 12, 2008, the Company has 134,936 common shares and 12,088 warrants, options outstanding and restricted share units outstanding.

Funds used in operations during 2007 totalled $15,198 including $2,125 related to debenture interest. In addition, RS prepaid $3,500 to Global during the period, which is expected to be repaid by product deliveries and/or cash during 2008. The Company plans to finance its continuing operations from cash on hand until it reaches positive operating cashflow. Accelerated expansion or failure to achieve planned sales and production levels may require additional equity funding.

Capital Expenditure Program

The Company plans on investing approximately $872 in 2008 on capital equipment related to RStandard roller tube production and to support research and development activities, after which time it will have the production capacity needed to meet its near term demand for rollers and pultruded utility products. Capital expenditures required during the next fiscal year will be financed through cash reserves. RS’s pole manufacturing partner is responsible for capital expenditures related to the pole business.

Contractual Obligations

In 2006, RS entered into agreements to lease plant and office space in three locations; one for office space with an initial term to June 30, 2011 with two five-year renewal options, one for manufacturing operations with an initial term to September 30, 2016 with two five-year renewal options and one for research and development facilities with an initial term to June 30, 2011. During 2007, the research and development facilities were subleased for a term to June 30, 2011. The minimum rent payable for each of the next five years and thereafter is as follows:

Summary of Commitments by Year

			Expected Payment Date
Obligation (in $’000’s)	2008	2009	2010	2011	2012	Thereafter	Total
Operating Leases $	782	$ 792	$ 797	$ 645	$ 468	$ 1,797	$ 5,281
Capital Leases $	71	Nil	Nil	Nil	Nil	Nil	$ 71
Long Term Payable $	384	Nil	Nil	Nil	Nil	Nil	$ 384
Convertible Debentures $	2,125	$ 2,125	$ 26,624	Nil	Nil	Nil	$ 30,874

On October 6, 2005, the Company issued $25,000 principal amount of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30 and December 31. The holders of the debentures have the option to convert the principal amount of the debenture into common shares at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s common shares at the commitment date.

The debentures are redeemable by the Company at any time after October 6, 2007 at a redemption price equal to the principal amount plus accrued and unpaid interest provided that the weighted average trading price of the common shares exceeds $3.63 for the twenty consecutive trading days ending five trading days prior to the date of which notice of redemption is given. On redemption or maturity, the Company may elect to repay the principal amount plus accrued and unpaid interest on the debentures by issuing and delivering common shares in the amount of the debenture principal plus accrued and unpaid interest divided by 95% of the weighted average trading price of the common shares for the twenty consecutive trading days ending five trading days preceding the date fixed for redemption or maturity.

Subsequent to year-end, Global completed its $6,100 in financing, in connection with the manufacturing and license agreement between Global and RS. Global received Ontario provincial government loans and grants as part of their overall financing plan. RS provided guarantees to the lenders in this financing, with $2,100 on a limited recourse basis collateralized by the RStandard utility pole manufacturing equipment, and $4,000 on a full recourse basis. The guarantees would be called upon if GCM fails to perform under its obligations to its lenders. As at year-end, the Company has guaranteed $500.

The Company has no material debt obligations falling due in 2008 and does not expect any significant payment obligations under contractual commitments during 2008 over and above those included in operating cash expenditures.

The Company has no off balance sheet financing.

Summary of Results by Quarter

The following table highlights RS’s performance for the quarterly reporting periods from March 31, 2006 to December 31, 2007:

(Thousands of Canadian dollars	2007					2006
except per share amounts)	Dec	Sept	Jun(2)	Mar	Dec	Sept	Jun	Mar
Product Revenue	$ 695	$ 102	$ 54	$ 136	$ 1,124	$ 2,059	$ 353	$ 816
Net Loss	(6,559)	(3,120)	(7,389)	(6,291)	(11,939)	(12,794)	(10,589)	(8,089)
Basic and diluted loss per common share	(0.05)	(0.02)	(0.06)	(0.07)	(0.13)	(0.14)	(0.12)	(0.09)
Total cash and cash equivalents	10,162	14,790	21,464	26,094	1,199	4,040	11,074	13,246
Total assets	26,515	32,468	33,960	39,283	16,615	20,060	30,998	32,367
Total long-term debt (1)	17,664	17,113	16,790	16,474	16,702	16,241	15,838	15,431

(1)

Total long term debt is comprised of the unsecured convertible debenture and National Research Council advances.

(2)

The Company revalued options that changed vesting criteria in the second quarter resulting in a reduction in non-cash based compensation expense of $674. This reduction represents a change to the Company’s previously reported second quarter results.

Product revenue fluctuated in 2007 due to the shutdown of RStandard pole production in Calgary and the focus on commissioning Global’s new RStandard pole manufacturing facility in Tilbury.

Net loss decreased for each of the quarter year over year due to the shutdown RStandard pole production in Calgary.

In order to fund the operations, the Company issued common shares for total net proceeds of $33,308 in the first quarter of 2007 resulting in a cash increase for the quarter. Due to the shutdown of RStandard pole production in Calgary and the focus to commission Global’s new manufacturing facility in Tilbury, cash and total assets decreased quarter over quarter in 2007. In the second half of 2007, RS prepaid $3,500 to Global which is expected to be repaid in the first half of 2008.

Fourth Quarter Results Total Revenue
	Years Ended December 31,		% Increase (Decrease)
Thousands of Canadian dollars	2007	2006
Product	$ 695	$ 1,124	(38)
Other income	21	22	1177
Total	$ 976	$ 1,146	(15)

The Company’s product revenue for the fourth quarter of 2007 was $695 compared to $1,124 during the same period of 2006. Commercial shipments from Global’s production facility started in September 2007 resulting in higher 2007 fourth quarter sales than in previous quarters in 2007.

Other income in the fourth quarter of 2007 relates to interest income.

Operating Expenses

	Three Months Ended December 31,		% Increase (Decrease)
Thousands of Canadian dollars	2007	2006
Manufacturing and product development	$ 1,369	$ 5,160	(73)
General and administrative	1,24	2,840	(55)
Financing charges	1,090	1,041	5
Marketing and business development	602	794	(24)
Restructuring charges	(1)	913	(100)
Write-down of property, plant and equipment	1,497	–	–
Amortization of property, plant and equipment	2	898	(68)
Total Operating Expenses	$ 6,129	$ 11,646	(47)

Manufacturing and Product Development

Manufacturing and product development expenses for the quarter decreased by $3,791 to $1,369 in 2007 as a result of the shutdown of RStandard pole manufacturing in Calgary.

Restructuring Charges

Restructuring charges in the fourth quarter were insignificant compared to $913 in the fourth quarter of 2006 as RS had completed restructuring initiatives in early 2007.

General and Administrative

General and administrative expenses for the quarter decreased by $1,556 to $1,248 compared to the fourth quarter of 2006, mainly due to personnel related costs reductions related to the Company’s restructuring.

Financing Charges

Financing charges for the fourth quarter are comparable to the same period in 2006.

Marketing and Business Development

Marketing and business development for the quarter decreased by $192 compared to the fourth quarter in 2006 due to personnel-related cost reductions.

Write-down of Property, Plant, and Equipment

In 2007, RS wrote down property, plant and equipment of $1,497, which consisted mainly of manufacturing equipment not deemed useful for further operations.

Amortization of Property, Plant, and Equipment

Amortization charges for the quarter decreased by $610 compared to the same period in 2006 due to equipments sold or written off during the year offset by additions over the year for the Calgary production facility.

New Accounting Pronouncements

On January 1, 2007, the Company adopted the new accounting pronouncement, “Financial Instruments – Recognition and Measurement, Section 3855”. As a result, the Company no longer deferred financing costs separately on its balance sheet and instead records all security issuance costs as a reduction of the related security. The effective interest method is then utilized to accrete the security’s carrying value back to its face amount. The resulting impact of this change was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $695 and a reduction in deficit of $98. The adoption of this new pronouncement has been accounted for retroactively without restatement.

This section also stipulates that derivative financial instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. In accordance with the new standards, the Company has accounted for foreign currency embedded derivatives, resulting in a gain of $1,515 for the period ending December 31, 2007.

The new standard regarding hedges “Hedges – Section 3865” specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

As per “Comprehensive Income - Section 1530”, unrealized gains and losses on financial instruments that are held as available-for-sale and changes in the fair value of cash flow hedging instruments are recorded in comprehensive income, net of tax, until recognized in earnings. As of December 31, 2007, the Company does not have any comprehensive income.

Two new Canadian accounting standards have been issued which, starting January 1, 2008, will require additional disclosure in the Company’s financial statements about the Company’s financial instruments as well as its capital and how it is managed. The Company does not expect any significant effect on its financial statements due to the application of these standards.

The Canadian Institute of Chartered Accountants issued new accounting standards for measurement and disclosure requirements for inventories, which are applicable for fiscal years beginning on or after January 1, 2008. The Company does not expect any significant effect on its financial statements due to the application of these standards.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from the estimates and assumptions. The following critical accounting policies are impacted by judgements, assumptions and estimates used in preparation of the December 31, 2007 consolidated financial statements.

Variable Interest Entities

In August 2007, the Company entered into an amended and restated manufacturing and licensing agreement with Global, a corporation operating in Tilbury. This agreement provides the framework whereby Global is responsible to move, upgrade and re-commission existing RStandard utility pole manufacturing equipment as well as related additions for use in Global’s production of RStandard utility poles under license from the Company.

Global is a variable interest entity as its total equity is not sufficient to finance its activities without additional credit facilities, which have been guaranteed by RS. The Company has not consolidated Global because it has determined that it is not the primary beneficiary, as the equity holders of Global will receive the majority of Global’s expected returns/losses.

Future Operations

The Company is in the commercialization stage of its composite product business and therefore, is subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. As a result, the consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The Company is committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Company’s business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites. The Company has not earned profits to date and cannot provide assurance that it will achieve, or be able to sustain, profitability in the future.

To date, the Company has financed its activities through the issuance of shares, warrants and debentures to investors, and continues to operate as a going concern. Future financing maybe required in order to fund operating costs as they come due. The Company’s success will ultimately depend on its ability to generate revenues from its product sales, so its operating costs may be financed by revenues from operations, instead of outside financing. The outcome of these matters is uncertain and cannot be predicted at this time, but the Company has decreased its operating expenditures, increased its production of RStandard utility poles and roller tubes, and the Company’s distribution partners are ramping up their market penetration plans. Accordingly, these consolidated financial statements do not reflect adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue to operate as a going concern.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred under the terms of the arrangement, the price is fixed or determinable, and collection is reasonably assured.

RS sells the majority of its products on a free carrier basis and the risk of loss is assumed by the customer once the product has left Global’s plant. For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. When the cost of freight has been added to the cost of the product it has been recorded separately in the books of record. RS has no further performance obligations other than its standard manufacturing warranty.

Inventories

Raw materials are stated at the lower of average cost and replacement cost. Finished goods are stated at the lower of average cost and net realizable value.

Impairment of Long-lived Assets

The Company performs an impairment test on long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the useful lives of capital based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation expense and impairment charges.

Research and Development

The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles. Management assesses the applicable criteria on an ongoing basis. Research and development costs are reduced by any related government assistance and tax incentives. Since inception, no amounts from research and development activities have been capitalized.

Stock-based Compensation Plans

The Company applies the fair-value method of accounting to all stock-based compensation arrangements for both employees and non-employees. Compensation cost of equity-classified awards to employees is measured at fair value at the grant date and is expensed over the awards’ vesting period with a corresponding increase to contributed surplus. Upon the exercise of the award, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. Compensation cost of equity-classified awards to non-employees, initially measured at fair value and periodically remeasured to fair value until the non-employees’ performance is complete, are expensed over the vesting period. The Company accounts for actual forfeitures as they occur.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2007 that, as a result of the material weakness described below, disclosure controls and procedures are ineffective in providing reasonable assurance that material information is made known to them by others within the Company.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act of 1934 and in multilateral instrument 52-1 09.

RS’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally applied accounting principles and includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally applied accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

A material weakness, as defined by SEC rules, is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2007, management has identified the following material weakness in the Company’s internal control over financial reporting:

The Company’s finance staff does not have sufficient technical accounting knowledge to address complex and non-routine accounting transactions that may arise. Specifically, there is an inability to identify the existence of accounting issues arising from certain transactions completed by the Company. As a result, material misstatements were identified in stock-based compensation expense and foreign currency embedded derivatives which were corrected prior to the issuance of the 2007 consolidated financial statements. This control weakness, which is pervasive in nature, results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

As a result of the existence of the material weakness discussed above as of December 31, 2007, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Management’s Current Plan for Remediating the Material Weakness

The Company will enhance its finance staff training and development. Additionally, the Company will increase the use of services of outside consultants who have expertise in complex accounting matters to assist in identifying and resolving complex issues. Management will also implement an improved consultation process with external auditors.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2007, there were changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

•

The registrant has enhanced controls surrounding month end reporting. One of the major enhancements is detailed management review of its monthly variance analysis comparing actual to budget.

Risk Factors

Market Acceptance

The rate and magnitude of product acceptance by customers is uncertain. Given their innovative design, the Company’s products have the advantage of being a cost effective durable option which should allow its manufacturing and distribution partners to be able to compete effectively in these markets.

Supplies

The prices and availability of raw materials are subject to market forces largely beyond the Company’s control, therefore RS has entered into fixed price contracts with suppliers for its significant raw material inputs. Interruptions of supplies may affect RS’s results of operations.

Financial Conditions

To date, RS has not recorded a profit from operations and has derived virtually all of its working capital from the sale of its securities. The Company has experienced erratic revenue trends over the course of its history and, at times, deficiencies in working capital. RS’s business also faces many known and unknown risks that could hinder its ability to continue as a going concern. In the current year, the Company raised $33,177 from the issuance of short-term notes and common shares, in order to finance its current business plan. To date, the Company has maintained spending levels in line with its forecasts. Further, RS expects to be cashflow positive by the end of 2008 and expects that its cash resources are in line with its forecasts and are sufficient to execute its business plan.

Reliance on Third Party Manufacturer

RS’s business is highly reliant on the development and deployment of third party manufacturers. There can be no assurance that its third party manufacturer will be able to meet the Company’s manufacturing and distribution needs. To mitigate this risk, RS has retained the ability to develop technology and maintains all rights to the equipment and technology used in Global’s manufacturing facility and has the right to take control of Global’s manufacturing facility in the event of Global’s default on their obligation to RS.

In order to facilitate Global’s start-up, RS provided a $4,000 guarantee on a full recourse basis to Global’s lenders and a $2,100 limited recourse guarantee to Global’s lenders, which guarantee is collateralized with its RStandard utility pole manufacturing equipment and related additions. If Global composite equipment defaults on the loans, RS will be called on the guarantees.

Proprietary Technology

RS’s intellectual property could be challenged, invalidated or circumvented and may not provide us with any competitive advantage. The Company relies on a combination of trade secret protection, trademark laws, confidentiality agreements and other contractual arrangements. There can be no assurance that these protection methods will be adequate to prevent third party development of the same and similar technology.

Foreign Exchange

The Company’s operating results are reported in Canadian dollars. The majority of the Company’s supplies purchases and product sales are in U.S. dollar. The majority of the Company’s operating costs are incurred in Canadian dollar. The Company is therefore susceptible to foreign currency gains and losses.

A detailed discussion of the Company’s risk factors can be found in its annual information form for the year ended December 31, 2007 dated March 12, 2008. This annual information form can be found on the Company’s website at, the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov.

Consolidated Audited Financial Statements

Management’s Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Resin Systems Inc. and all of the information included in this report are the responsibility of management and have been approved by the Company’s Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

In discharging its responsibilities, management maintains and relies upon a system of internal controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. Management has tested the effectiveness of internal controls.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, composed entirely of independent directors, meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the financial statements with both management and the independent auditors and reports its finding to the Board of Directors before such statements are approved by the Board.

Paul Giannelia

Rob Schaefer

President, CEO

CFO

Calgary, Canada March 12, 2008

Auditor’s Report to the Shareholders

We have audited the consolidated balance sheets of Resin Systems Inc. (the “Company”) as at December 31, 2007 and 2006, and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated as at March 12, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Calgary, Canada March 12, 2008

Comments by Auditors for US Readers on Canada – US Reporting Differences

To the Board of Directors of Resin Systems Inc.:

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 12, 2008 is expressed in accordance with Canadian reporting standards, which does not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 19 to the consolidated financial statements as at December 31, 2007 and for the year then ended. Our report to the shareholders dated March 12, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Canada March 12, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Resin Systems Inc.:

We have audited Resin Systems Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and is included in Management’s Annual Report on Internal Control Over Financial Reporting: The Company’s finance staff does not have sufficient technical accounting knowledge to address complex and non-routine accounting transactions that may arise. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 12, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants

Calgary, Canada March 12, 2008

Consolidated Balance Sheets

December 31, (in $'000's)	2007	2006

Current assets
Cash and cash equivalents	$10,162	$1,199
Accounts receivable (note 6)	2,277	985
Inventories (note 7)	1,297	2,218
Prepaid expenses and deposits (note 4)	2,893	263
	16,629	4,665
Restricted cash and deposits (note 5)	400	514
Foreign currency contract (note 17)	1,515	-
Property, plant and equipment (note 8)	7,971	10,839
Deferred financing costs (note 3,10)	-	597
	$26,515	$16,615
LIABILITIES and SHAREHOLDERS' EQUITY/ (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$963	$6,951
Other current liabilities (note 9)	866	540
	1,829	7,491
Convertible debentures (note 10)	17,664	16,273
Other long-term liabilities (note 9)	874	1,271
	20,367	25,035

Shareholders' equity (Deficit)
Share capital (note 11(a))	108,704	73,660
Warrants (note 11(a))	1,256	1,172
Equity component of convertible debentures (note 10)	10,258	10,258
Contributed surplus (note 11(f))	6,432	3,731
Deficit	(120,502)	(97,241)
	6,148	(8,420)
Future operations (note 1)
Commitments (note 18)
Subsequent event (note 4)
	$26,515	$16,615

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed   “Wilmot Matthews”

      Signed “David Williams”

Director

Director

Consolidated Statements of Loss and Deficit

Years ended December 31, (in $'000's)	2007	2006
Product revenue (note 16)	$987	$4,352
Cost of sales	1,004	5,351
	(17)	(999)
Expenses
Financing charges (note 13)	5,126	4,086
General and administrative	8,829	8,459
Manufacturing and product development	5,944	21,815
Marketing and business development	2,287	3,250
Amortization of property, plant and equipment	1,917	2,623
Write-down of property, plant and equipment (note 8)	1,497	-
Restructuring charges (note 12)	179	2,682
	25,779	42,915
Loss before undernoted items	(25,796)	(43,914)
Net gain on foreign currency contracts (note 17)	1,515	-
Other income	901	379
Non-controlling interest	21	124
Net loss	(23,359)	(43,411)
Deficit, beginning of year	(97,241)	(53,830)
Adjustment due to adoption of new accounting pronouncement (note 3)	98	-
Deficit, end of year	$(120,502)	$(97,241)
Basic and diluted loss
per common share	$(0.19)	$(0.48)
Basic and diluted weighted average number
of shares outstanding (000's)	123,599	89,858

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, (in $'000's)	2007	2006
Cash provided by (used in):
Operating:
Net loss	$(23,359)	$(43,411)
Proceeds of tenant inducements	-	330
Items which do not involve cash
Amortization of property, plant and equipment	1,917	2,623
Financing charges	2,902	1,914
Net unrealized gain on foreign currency contracts (note 17)	(1,515)	-
Amortization of deferred gain on sale of property, plant and equipment	(79)	(87)
Write-down of property, plant and equipment (note 8)	1,497	-
Non-cash restructuring charges (note 12)	72	1,779
Stock based compensation (note 11 (b))	3,481	767
Non-controlling interest in net loss	(21)	(124)
Other non-cash items	(93)	(59)
Change in non-cash operating working capital (note 15)	(8,989)	4,307
	(24,187)	(31,961)
Financing:
Issue of share capital	30,245	18,374
Issue of promissory notes	4,889	-
Repayment of promissory notes	(1,400)	-
Repayments of other long-term liabilities	(80)	(80)
	33,654	18,294
Investing:
Purchase of property, plant and equipment	(720)	(3,497)
Restricted cash and deposits	114	1,001
Non-controlling interest	-	124
Change in non-cash investing working capital (note 15)	102	(722)
	(504)	(3,094)
Increase (decrease) in cash and cash equivalents	8,963	(16,761)
Cash and cash equivalents, beginning of year	1,199	17,960
Total cash and cash equivalent, end of year	$10,162	$1,199

Cash	$393	$1,199
Cash equivalents	9,769	-
Total cash and cash equivalent, end of year	$10,162	$1,199

See accompanying notes to the consolidated financial statements.

Notes To The Consolidated Financial Statements

Years ended December 31, 2007 and 2006 (Canadian Dollars in $’000’s).

1.

Nature of Operations:

RS is a technology innovator that develops advanced composite products for infrastructure markets. This new generation of products is not only structurally superior to products made with “old world” materials such as wood, steel and concrete, it’s also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two flagship products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and markets its products worldwide, while outsourcing its manufacturing and distribution.

Future Operations

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities. For the 12 months ended December 31, 2007, RS reported a net loss of $23,359. At December 31, 2007, RS had positive working capital of $14,800 and a deficit of $120,502.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans may be contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products.

2.

Significant Accounting Policies:

These consolidated financial statements are prepared in accordance with Canadian GAAP. The impact of significant measurement differences between Canadian GAAP and generally accepted accounting principles in the United States of America (“U.S. GAAP”) on the consolidated financial statements is disclosed in Note 19.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation allowances for receivables and inventories; valuation of forward currency contracts and valuation of stock-based compensation. Actual results could differ from those estimates.

(a)

Basis of Presentation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its variable interest in Bazalt Inwestycje Sp. z o.o. (“Bazalt”), a variable interest entity (“VIE”) in which the Company is the primary beneficiary. All significant inter-company balances and transactions have been eliminated.

(b)

Cash and Cash Equivalents:

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of ninety days or less.

(c)

Inventories:

Raw materials are valued at the lower of average cost and replacement cost and finished goods are stated at the lower of average cost and net realizable value.

(d) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Equipment under construction is not amortized until it is substantially complete and ready for productive use. Amortization is provided on a declining balance basis over the estimated useful lives as follows:

Asset	Rate
Building	4%
Equipment	20%
Furniture and fixtures	20%
Automotive	30%
Computer hardware and software	50%

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

Repairs and maintenance costs are expensed as incurred.

(e)

Impairment of Long-Lived Assets:

Long-lived assets, including property, plant and equipment, and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(f)

Research and Development:

Development costs related to specific projects that in the Company’s view have a clearly defined future market are deferred and amortized on a straight-line basis commencing in the year following that in which the new development was completed. All other research and development costs are charged to earnings in the year incurred. Since inception, the Company has expensed all research and development costs incurred.

(g)

Revenue Recognition:

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, delivery has occurred under the terms of the arrangement, title has passed to the customer, the price is fixed or determinable and collection is reasonably assured.

RS sells the majority of its products on a free carrier basis and the customer assumes the risk of loss once the product has left Global Composite Manufacturing, Inc.’s (“Global”) plant (note 4). For those less common situations where RS bears the risk of loss until the product has arrived at the customer’s location, the Company does not recognize the revenue associated with the transaction until confirmation of receipt of the goods is obtained. RS has no further performance obligations other than its standard manufacturing warranty.

(h)

Income Taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not the asset will not be realized.

(i)

Foreign Currency Translation:

RS’s subsidiaries are integrated operations and are translated into Canadian dollars using the temporal method. Accordingly, all monetary assets and liabilities are recorded at exchange rates in effect at the balance sheet date, non-monetary assets are recorded at historical exchange rates, and revenues and expenses are translated at the exchange rate in effect at the transaction date.

(j)

Stock-Based Compensation Plans:

RS applies the fair-value method of accounting to all stock-based compensation arrangements, using the Black-Scholes option pricing model, for both employees and non-employees. Compensation cost of equity-classified awards to employees are measured at fair value at the grant date and expensed over the awards’ vesting period with a corresponding increase to contributed surplus. Upon the exercise of the award, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. Compensation cost of equity-classified awards to non-employees, initially measured at fair value and periodically remeasured to fair value until the non-employees’ performance is complete, are expensed over the vesting period. The Company accounts for actual forfeitures as they occur for unvested options.

The Company has a restricted share unit plan as described in note 11(d). Compensation expense is equal to the fair market value of the shares on the grant date and will be recognized over the vesting period.

RS has a deferred share unit plan as described in note 11(e). Director fees equal to the amount deferred are recorded. The liability relating to the deferred share units are revalued quarterly based on the market value of the Company’s common shares and the resulting adjustment is recorded in income.

(k)

Per Share Amounts:

Per share amounts are computed by dividing net earnings (loss) by the weighted average shares outstanding during the year. Diluted per share amounts are calculated using the treasury stock and if-converted methods. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding in-the-money stock options were exercised and that the proceeds from such exercises, including the unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

The if-converted method assumes the conversion of convertible securities at the latter of the beginning of the reported period or issuance date, if dilutive.

(l)

Comparative Figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

1.

Adoption of new Accounting Pronouncement:

On January 1, 2007, the Company adopted the new accounting pronouncement, “Financial Instruments – Recognition and Measurement, Section 3855”. As a result, the Company no longer defers financing costs separately on its balance sheet and instead records all security issuance costs as a reduction of the related security. The effective interest method is then utilized to accrete the security’s carrying value back to its face amount. The resultant impact of this change was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $695 and a reduction in deficit of $98. The adoption of this new pronouncement has been accounted for retroactively without restatement.

This section also stipulates that derivative financial instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. In accordance with the new standards, the Company has accounted for foreign currency embedded derivatives, resulting in a gain of $1,515 for the period ending December 31, 2007. Note 17 provides additional details on the Company’s contracts.

The new standard regarding hedges “Hedges – Section 3865” specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. To date, the Company has not engaged in any hedging transactions.

As per “Comprehensive Income - Section 1530”, unrealized gains and losses on financial instruments that are held as available-for-sale and changes in the fair value of cash flow hedging instruments are recorded in comprehensive income, net of tax, until recognized in earnings. As of December 31, 2007, the Company does not have any items included in comprehensive income.

New Accounting Pronouncements:

Two new Canadian accounting standards have been issued which, starting January 1, 2008, will require additional disclosure in the Company’s financial statements about the Company’s financial instruments as well as its capital and how it is managed. The Company does not expect any significant effect on its financial statements due to the application of these standards.

The Canadian Institute of Chartered Accountants issued new accounting standards for measurement and disclosure requirements for inventories, which are applicable for fiscal years beginning on or after January 1, 2008. The Company does not expect any significant effect on its financial statements due to the application of these standards.

4.

Global Composite Manufacturing Inc.:

In August 2007, the Company entered into a definitive agreement with Global, a corporation operating in Tilbury, Ontario. This agreement provides the framework whereby Global was responsible to move, upgrade and re-commission existing RStandard utility pole manufacturing equipment as well as related additions for use in Global’s production of RStandard utility poles under license from the Company. RS advanced to Global the sum of $3,500 representing a prepayment for future product to be manufactured and delivered by Global to RS. As at December 31, 2007, $865 has been repaid in product deliveries. Such prepayment is recorded in prepaid expenses and deposits.

RS leased its existing two production cells with a net book value of approximately $3.3 million to Global for a term of up to 10 years. Global, through its own resources, has relocated and continues to upgrade the equipment. RS will continue to own the equipment, all upgrades and all related technology.

Subsequent to year-end, RS has provided guarantees to the lenders in Global’s financing, with $2.1 million on a limited recourse basis collateralized by the RStandard™ utility pole manufacturing equipment, and $4.0 million on a full recourse basis. The guarantees would be called upon if Global fails to perform under its obligations to its lenders (note 18). As at December 31, 2007, the Company had guaranteed $500.

Global is a variable interest entity as its total equity is not sufficient to finance its activities without these credit facilities, which have been guaranteed by RS. The Company has not consolidated Global because it has determined that it is not the primary beneficiary as the equity holders of Global will receive the majority of Global’s expected returns/losses. RS’s maximum exposure to Global is amount of the guarantees disclosed above.

5.

Restricted Cash and Deposits:

RS has established certain credit arrangements through its bank which are secured by cash of $345 (2006 - $405) held in a separate account. The Company has classified Bazalt’s cash of nil (2006 - $80) as restricted cash as all distributions require the approval of the Company and the non-controlling interest in Bazalt.

Deposits of $55 (2006- $29) include long-term security deposits on property leases.

6. Accounts Receivable:

Included in accounts receivable is $382 (2006-$289) of GST receivable, $1,470 (2006-nil) due from Global for the sale of resin raw material and $425 (2006-$696) is related to operations.

7. Inventories: December 31,		2007	2006
Raw materials Finished goods Assets held for sale		$ 45 729 3	$1,670 548 –
		$ 1,297	$2,218
In 2006, RS wrote down inventories $36. 8. Property, Plant and equipment: 2007	Cost	Accumulated amortization	Net book value
Land Building Equipment Furniture and fixtures Automotive Computer hardware and software Leasehold improvements	$ 52 393 ,92 515 226 1,499 1,5	$ – 27 3,199 256 100 1,100 54	$ 52 366 5,729 259 126 399 1,040
	$ 13,201	$ 5,230 $ 7,971
2006	Cost	Accumulated Net amortization book value
Land	$ 52	$ -	$ 52
Building	393	23 370
Equipment	9,853	1,744 8,109
Furniture and fixtures	509	199 310
Automotive	280	67 213
Computer hardware and software	1,380	874 506
Leasehold improvements	1,522	243 1,279
	$ 13,989	$ 3,150	$ 10,839

At December 31, 2007, the equipment and vehicles included assets under capital lease with a cost of $185 (2006 – $436) and accumulated amortization of $55 (2006–$1 49). These amounts are being amortized on declining balance basis at a rate of 20%.

In 2007, RS wrote down property, plant and equipment of $1,497 (2006-nil) which consisted mainly of manufacturing equipment not deemed useful for further operations.

	2007	2006
Current portion:
Unsecured credit facility	$ 82	$ 103
NRC advances (a)	384	203
Capital lease obligation (b)	74	92
Deferred sale leaseback gain (c)	88	88
Deferred lease inducement (d)	34	54
Deferred share unit liability (Note 11 (e))	204	-
Total other current liabilities	$ 866	$ 540

Long-term portion:
NRC advances (a)	$ -	$ 226
Capital lease obligation (b)	-	71
Deferred sale leaseback gain (c)	601	679
Deferred lease inducement (d)	219	295
Other	54	-
Total other long-term liabilities	$ 874	$ 1,271

(a)

Pursuant to an agreement with the National Research Council (“NRC”), as amended, the Company received advances of $498 to develop its resins. The advances of $498 plus a contingent 50% return on the advances of $249 are payable quarterly at a rate of 1.9% of the Company’s gross revenue, as defined, for the period December 1, 2005 through November 30, 2010. If the advances of $498 have not been repaid by December 1, 2010, the Company is required to continue repayments of 1.9% of gross revenues until either the aggregate of the advances plus return of $747 is repaid or November 30, 2015. The Company will recognize the contingent amount when conditions arise that will cause it to be repayable.

(b)

These capital leases are payable in equal monthly installments of $8 (2006 - $13) including interest at 7.6%, due October 18, 2008.

(c)

The Company realized a gain of $906 on the sale and subsequent leaseback of property in 2005. The gain was deferred and is being recognized over the term of the ten year lease.

(d)

In 2006, the Company renegotiated two operating leases and received $330 in tenant inducements. These inducements are being amortized over the term of the leases.

10.

Convertible Debentures and Deferred Financing Costs:

On October 6, 2005, the Company issued $25,000 of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually each June 30th and December 31st.

The holders of the debentures have the option to convert the principal amount of the debenture into common shares at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the Company exercising its redemption option on the debentures. This conversion price was more than the market price of the Company’s shares at the issue date.

The debentures are redeemable by the Company at any time after October 6, 2007 at a redemption price equal to the principal amount plus accrued and unpaid interest provided that the weighted average trading price of the common shares exceeds $3.63 for the twenty consecutive trading days ending five trading days prior to the date of which notice of redemption is given. On redemption or maturity, RS may elect to repay the principal amount plus accrued and unpaid interest on the debentures by issuing and delivering common shares in the amount of the debenture principal plus accrued and unpaid interest divided by 95% of the weighted average trading price of the common shares for the twenty consecutive trading days ending five trading days preceding the date fixed for redemption or maturity.

The debentures were bifurcated into a liability component of $14,129 and an equity component of $10,258 at inception. The difference between the $25,000 due on maturity and the initial liability component is accreted and recorded as financing charges. The accretion amount expensed and added to the debenture liability was $2,086 (2006 - $1,754).

The financing costs related to the debentures of $1,410 have also been bifurcated into a liability component and an equity component on a pro-rata basis based on carrying amounts. The liability component of $797 was originally recorded as deferred financing costs and is being amortized over the term of the debenture with the unamortized balance at December 31, 2006 being $597. As a result of adopting the new accounting pronouncement (Note 3), there was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $695 and a reduction in deficit of $98.

The opening convertible debenture of $16,273 was reduced by $695 as a result of the adoption of the new accounting pronouncement and an accretion amount of $2,086 was added during 2007 resulting in an ending balance of $17,664.

11. Shareholders’ equity:

(a) Authorized and Issued Share Capital:

RS’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series whose designation, rights, privileges, restrictions and conditions are determined when issued.

Share capital consists of the following common shares and warrants:

	Common Shares		Warrants
(Common share and warrant numbers in ‘000’s)	Number	Amount	Number	Amount
Balance, December 31, 2005	84,278	$ 55,392	2,541	$ 1,021
Issued for cash, net of issue costs	8,979	12,584	2,800	938
Broker warrants attributed to share issue costs	–	(235)	589	235
Stock options exercised	275	212	–	–
Warrants issued	–	–	99	–
Warrants exercised	2,568	5,707	(2,568)	(998)
Warrants expired	–	–	(72)	(24)
Balance, December 31, 2006	96,100	$ 73,660	3,389	$ 1,172
Issued for cash, net of issue costs (1)(2)	35,000	33,177	–	–
Warrants issued (1)	–	–	2,500	544
Broker warrants attributed to financing costs (1)(2)	–	(593)	2,025	754
Stock options exercised	980	1,016	–	–
Restricted share units issued	824	1,302
Warrants exercised	100	142	(100)	(42)
Warrants expired	–	–	(3,389)	(1,172)
Balance, December 31, 2007	133,004	$10,704	4,425	$ 1,256

(1)

In January 2007, RS completed a private placement of 5,000,000 units for net proceeds of $4,889. Each unit consisted of $1 principal amount of unsecured promissory note (“Promissory Note”) and one-half common share purchase warrants expiring July 14, 2008. The purchase warrants have an exercise price of $1.00 per share and were recorded at a fair value of $544 as calculated using the Black-Scholes pricing model.

A further 625,000 common share purchase warrants were granted to brokers expiring July 14, 2008. The warrants have an exercise price of $0.86 per common share and were recorded at a fair value of $161 as calculated using the Black-Scholes pricing model.

(2)

In March 2007, RS completed a private placement of 31,339,000 common shares for net proceeds of $29,516. Pursuant to the right of holders of Promissory Notes to participate in RS’s subsequent equity financing, an additional 3,661,000 common shares were issued on the surrender of $3,600 in principal amount of Promissory Notes and $61 in related accrued interest. The remainder of the unsecured promissory note described in the above footnote were repaid from the net proceeds of the common share issue.

A further 1,400,000 common share purchase warrants were granted to brokers expiring March 31, 2008. The warrants have an exercise price of $1.00 and were recorded at a fair value of $593 as calculated using the Black-Scholes pricing model.

Warrants:

The following table summarizes information about the warrants outstanding as of December 31, 2007 (in 000’s):

Price	Outstanding	Expiry
$1.00	1,300	March 31,	2008
$0.86	625	July 14,	2008
$1.00	2,500	July 14,	2008
Balance, December 31, 2007	4,425

(b)

Stock-Based Compensation:

During 2007, RS established, following shareholder approval, new stock option and restricted share unit plans, and entered into executive employment agreements with the chief executive officer and the chief financial officer. These agreements provide the terms and conditions of employment for these executives, including base and incentive compensation, severance pay in the event of termination without just cause, modified vesting of certain unvested stock options and the one-time issuance of certain stock options and restricted share units.

As a result, 3,000,000 new options were issued to officers vesting over 3 years, 1,000,000 previously unvested options were changed to vest immediately, and 824,000 restricted share units were granted which vested immediately.

In 2007, RS recorded $1,975 (2006 - $767) in stock-based compensation expense relating to options granted to employees and non-employees. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model, non-employee options are revalued quarterly, with the following weighted average assumptions:

Weighted average assumptions and results	2007	2006

Risk free interest rate (%)	4.60	4.11
Expected life (years)	4.94	3.43
Expected volatility (%)	71.98	67.75
Expected dividends ($)	-	-
Weighted average grant-date fair value ($)	0.88	0.84

During 2007, the Company recorded stock based compensation expense of $3,481 which included: $1,863 calculated on options to employees, $112 calculated on options to non-employees, $1,302 as a result of the restricted share units and $204 for deferred share units.

(c)

Stock Options – Outstanding Options:

	Number of	Weighted average
Options held by employees (in ‘000’s)	stock options	exercise price
Outstanding, December 31, 2005	3,213	$ 1.07
Granted	1,145	1.82
Exercised	(225)	0.55
Change in grantee status to non-employees	(70)	1.45
Forfeited	(220)	2.05
Outstanding, December 31, 2006	3,843	$ 1.26
Granted	3,120	1.41
Exercised	(380)	0.53
Forfeited	(527)	1.90
Outstanding, December 31, 2007	6,056	$ 1.33

Options held by non-employees (in ‘000’s)	Number of stock options	Weighted average exercise price
Outstanding, December 31, 2005	1,375	$ 0.90
Granted	486	1.45
Exercised	(50)	0.37
Change in grantee status from employees	70	1.45
Forfeited	(25)	0.34
Outstanding, December 31, 2006	1,856	$ 1.08
Granted	100	1.63
Exercised	(600)	0.61
Forfeited	(670)	1.28
Outstanding, December 31, 2007	686	$ 1.38

The following table summarizes information about the stock options outstanding as at December 31, 2007:

Price range	outstanding	average years	Exercisable
$0.40-0.80	260	1.47	260
0.81-1.20	2,393	3.22	2,273
1.21-1.45	2,595	3.83	786
1.46-2.40	1,494	3.14	169
$0.40-2.40	6,742	3.37	3,488

(d)

Restricted Share Unit Plan

Under the Company’s restricted share unit plan, the Company has granted 824,000 restricted share units, vesting immediately, to employees of the Company. The units granted resulted in non-cash compensation expense of $1,302, valued at the stock price on the grant date.

(e)

Deferred Share Unit Plan

Under the Company’s deferred share unit plan, directors have the option to take their fees in the form of deferred share units. Currently, all directors have elected to take 100% of their compensation in the form of deferred share units. On retirement from the Board, their deferred share units are paid at a cash value equivalent to the value of one common share to each deferred unit. The liability for deferred share units are revalued to market on a quarterly basis, as at December 31, 2007 $204 is included in other current liabilities.

(f) Contributed Surplus: The following table reconciles the Company’s contributed surplus:	2007	2006
Balance, beginning of year	$ 3,731	$3,009
Stock-based compensation cost	1,975	767
Stock options exercised	(446)	(69)
Expired warrants	1,172	24
Balance, end of year	$ 6,432	$3,731

12.

Restructuring Charges:

On August 31, 2006, the Company announced the decision to close its Edmonton manufacturing facilities and consolidate all activities in Calgary. Further in December 2006, the Company significantly curtailed and later shut down RStandard utility pole production at its Calgary manufacturing facility. During the year, the Company incurred consequential restructuring charges as follows:

	2007	2006
Workforce reduction	$ -	$ 495
Property, plant and equipment impairment	72	1,779
Dismantling and cleaning charges	107	277
Taxes, utilities and lease costs	-	131
Total restructuring charges	$ 179	$ 2,682

Property, plant and equipment impairment charges of $72 (2006-$1,779) consisted of nil (2006 - $1,474) for Edmonton equipment, and $72 (2006 - $305) for Calgary equipment not deemed useful for further operations. The salvage value of the equipment net of disposal costs is deemed to be nil.

Upon consolidating activities in August 2006, the Company reduced its workforce by 56 employees and incurred workforce reduction charges of $289, from associated severance and benefit costs.

Upon the initial curtailment of utility pole production in Calgary, the Company reduced its workforce by 134 employees and by 22 additional employees in January 2007 on the final shut-down. Workforce reduction charges of $206 were related to the cost of severance and benefits associated with the terminated employees.

13.

Financing Charges:

	2007	2006
Debenture interest expense	$ 2,125	$ 2,125
Other interest expense	99	47
Amortization of deferred financing cost (note 10)	-	160
Short-term financing accretion	816	-
Debenture accretion expense (note 10)	2,086	1,754
	$ 5,126	$ 4,086

14.

Income Taxes:

(a) Expected Tax Rate:

In 2007, the Company’s statutory income tax rate was approximately 32.12% (December 31, 2006 – 32.12%). RS’s recorded income tax expense (reduction) differs from the amounts computed by applying the statutory income tax rate to the loss before income taxes as a result of the following:

	2007	2006
Loss before income taxes	$ (23,359)	$ (43,411)
Computed "expected" tax reduction	(7,504)	(13,943)
Change in valuation allowance	645	9,775
Change in tax rates	4,754	3,437
Non-deductible permanent difference – stock based compensation	1,053	247
Other	1,052	484
	$ -	$ -

(b) Net Future Income Tax Assets:

The temporary differences that give rise to future income tax assets, none of which has been recorded in the financial statements, are as follows:

	2007		2006
	Temporary Differences	Tax effected	Temporary Differences	Tax effected
Future tax assets:
Non-capital loss carry forward	$ 91,841	$ 23,061	$ 79,194	$ 23,037
Property, plant and equipment	14,690	3,689	11,205	3,249
Other	4,022	1,010	2,948	829
	110,553	27,760	93,347	27,115

Less valuation allowance	(110,553)	(27,760)	(93,347)	(27,115)
	$ -	$ -	$ -	$ -

Non-capital losses carried forward expire from 2009 through 2027 as follows:

Period	Amount
2009	$ 1,871
2010	6,531
2014	10,427
2019	768
2025	20,398
2026	37,317
2027	14,529
Total	$ 91,841

15. Supplemental Cash Flow Information:

Changes in non-cash working capital:

	2007	2006
Accounts receivable	$ (1,292)	$ (197)
Inventories	921	321
Prepaid expenses and security deposits	(2,630)	(47)
Accounts payable and accrued liabilities	(5,988)	3,586
Other	102	(78)
Change in non-cash working capital	$ (8,887)	$ 3,585

Relating to
Operating activities	$ (8,989)	$ 4,307
Investing activities	102	(722)

Interest and taxes paid and received:

	2007	2006

Interest paid	$ 2,189	$ 1,082
Interest received	664	359
Cash taxes paid	-	-

16.

Segmented Information:

RS’s activities comprise of one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity. In 2007, revenue includes sales to customers in the United States of $508 (2006 - $1,054) and International of $407 (2006 - $243) with all other sales attributed to customers located in Canada.

The following table represents revenues by product categories:

Product	2007	2006
Utility poles	$ 888	$ 4,190
Roller tube	65	-
Other products	34	162
Totals	$ 987	$ 4,352

The following table represents sales to customers that individually represented 10% or more of the Company’s total product revenue for the periods indicated:

Customers	2007	2006
Customer A	-	50%
Customer B	-	14%
Customer C	42%	-
Customer D	28%	-
Totals	70%	64%

17.

Financial Assets and Financial Liabilities:

At December 31, 2007 and 2006, the fair values of cash and cash equivalents, accounts receivable, restricted cash and deposits, accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. At December 31, 2007 and 2006, the carrying amounts of the capital lease obligations and the liability portion of the convertible debt approximate their fair values due to interest rates that reflect market rates.

As at December 31, 2007, the Company had modest exposure to interest rate risk to the extent that changes in market interest rates will impact the fair value of the liability and equity components of the convertible debentures with a fixed interest rate.

The Company does not engage in any hedging or currency trading activities. Business activities are conducted primarily in U.S. and Canadian dollars and assets and liabilities are denominated primarily in Canadian dollars. A substantial portion of sales and raw material and product purchases are denominated in U.S. dollars, while most of the administrative costs are denominated in Canadian dollars. The effects of the foreign exchange changes are not significant and foreign exchange gains and losses are included in general and administrative expenses. In 2007, the Company recorded realized foreign exchange loss of $40 (2006 – gain of $17).

During the year, the Company signed a definitive agreement with Global, which included fixed U.S. dollar prices for the purchase of RStandard poles manufactured by Global and the sale of raw material to Global. The denomination of these transactions in US dollars makes them embedded foreign currency derivatives. The Company revalues the embedded foreign currency component of this contract based on foreign currency exchange rates at each period end. The fair value calculated using notional quantities per the agreement, management estimates and third party information resulted in an unrealized foreign currency gain of $1,515 for the year. The fair value of the embedded foreign currency derivatives will be determined quarterly resulting in a foreign exchange gain or loss over the period.

The maximum exposure to credit risk is represented by the carrying amount of accounts receivable. At December 31, 2007 and 2006, RS held no collateral or other security relating to accounts receivable.

18.

Commitments, Contingencies and Contractual Obligations:

In 2006, RS entered into agreements to lease plant and office space in three locations; one for office space with an initial term to June 30, 2011, with two five-year renewal options, one for manufacturing operations with an initial term to September 30, 2016, with two five-year renewal options and one for research and development facilities with an initial term to June 30, 2011. During 2007, the research and development facilities were subleased for a term to June 30, 2011. The minimum rent payable for each of the next five years and thereafter is as follows:

Period	Lease payments
2008	$782
2009	792
2010	797
2011	645
2012	468
Thereafter	1,797

Total minimum future payments have not been reduced by $1,277 of sublease rentals to be received in the future under the non-cancellable sublease.

During 2007, the Company signed a five-year agreement with H D Supply Utilities Ltd. to be the exclusive distributor of RS’s RStandard transmission and distribution poles within Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean Islands. The agreement includes an initial purchase order for RStandard poles with a value exceeding U.S. $50 million of which purchases are to be made over a two year period after deliveries commence. Shipments began in October 2007 and are expected to continue until January 2010.

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company’s results of operations or financial condition.

19.

Reconciliation with United States Generally Accepted Accounting Principles:

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in some material respects from U.S. GAAP as noted below.

	2007	2006
Statement of operations

Net loss under Canadian GAAP	$ (23,359)	$ (43,411)
Adjustments:
Convertible debentures (a)	1,806	1,643
Stock options granted to employees (b)(ii)	22	27
Stock options granted to non-employees (b)(iii)	-	(9)
Sale and leaseback of property, plant and equipment (c)	18	(12)
	1,846	1,649
Net loss and comprehensive loss under U.S. GAAP	$ (21,513)	$ (41,762)
Basic and diluted loss per share under U.S. GAAP	$ (0.17)	$ (0.46)

	2007	2006
Shareholders' equity (Deficit)
Shareholders' equity under Canadian GAAP	$ 6,148	$ (8,420)
Equity component of convertible debentures	(10,258)	(10,258)
Accretion not recorded for US GAAP	3,711	2,002
Adjustment for sale/leaseback on sale of property	(82)	(100)
Shareholders' equity under U.S. GAAP	$ (481)	$ (16,776)

(a)

Convertible Debentures:

Under U.S. GAAP, the convertible debentures issued in 2005 were determined to be conventional convertible debentures; accordingly, the conversion feature was not required to be assessed for bifurcation. As a result, the accretion of $2,086 (2006 – $1,754) of the liability component of the debenture to the maturity amount recorded under Canadian GAAP has been reversed for U.S. GAAP. Under Canadian GAAP, there was a reduction in deferred financing costs of $597 resulting from the adopting of the new accounting pronouncement as described in note 3. Under U.S. GAAP debt issuance costs are capitalized as an asset and amortized over the term of the debenture.

(b)

Stock-Based Compensation:

i)

Effective January 1, 2006, RS adopted the Financial Accounting Standards Board Statement 1 23R, Share-Based Payment, using the modified prospective method. Statement 1 23R requires stock-based payments to employees to be recognized using the fair value method for the remaining portion of the requisite service under previously granted unvested awards outstanding on adoption as well as new awards. Prior to January 1, 2006, the Company accounted for stock-based payment awards to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations whereby stock-based compensation costs were recognized only if the grant-date fair value of the underlying shares exceeded the exercise price or upon certain modifications. The Company had no cumulative effect adjustment to recognize on adoption of Statement 1 23R as there were no unvested stock options outstanding on adoption which were previously recognized in the financial statements for periods prior to adoption.

Statement 1 23R also requires an estimate of the forfeiture rate upon adoption and through out the requisite service period of award whereas, under Canadian GAAP, the Company recognizes forfeitures as they occur which results in a reduction to stock-based compensation expense of $22 (2006- $27) for the year.

ii)

Under Canadian GAAP, the Company records the stock-based compensation expense provided to employees of $1,863 as a general and administrative expense. Under U.S. GAAP, the Company must record the stock-based compensation costs in the same expense category which includes the employees’ cash compensation costs. Under U.S. GAAP, the total stock-based compensation expense of $1,841 would be attributed to general and administrative expense of $2,023, product development expense of $28 and marketing and business development reduction in expense of $210.

iii)

Under U.S. GAAP, share-based payment awards to non-employees are to be recognized using the fair value method based on the initial fair value of the awards granted and subsequently remeasured to fair value each balance sheet date until performance is complete. This method is consistent with Canadian GAAP, as described in note 10(b). However, under Canadian GAAP, RS did not adopt the fair value method for share-based awards granted to non-employees until September 1, 2002. As a result, the impact of using the fair value method under U.S. GAAP for stock options granted to non-employees prior to September 1, 2002, results in an additional compensation expense in 2007 of $nil (2006 - $9).

(c)

Sale/Leaseback on Sale of Property

Under Canadian GAAP, the Company realized a gain of $906 on the sale and subsequent leaseback of the property in 2005. The gain was deferred and is being recognized over the term of the ten year lease.

Under U.S. GAAP, the sale and subsequent leaseback of the property did not qualify for leaseback accounting until the cancellation of the option to repurchase the property on September 14, 2006. Accordingly, the Company applied the following accounting treatment under U.S. GAAP:

i)

The proceeds on sale of $4,000 as a financing obligation with the principal and interest portions of the lease payments of $1 and $394 respectively, being recorded as a reduction to the financing obligation and financing charges, respectively.

ii)

The carrying amount of property, plant and equipment of $3,060 remained on the balance sheet with amortization on the building from the date of sale of $72.

On expiry of the option in 2006, the Company recognized a gain of $967, representing the excess of the outstanding lease obligation of $3,990 over the carrying amount of the land and buildings of $3,023, which has been deferred and is being amortized over the remaining ten year lease term.

(d)

Recently Adopted Accounting Pronouncements

On January 1, 2007, the Company adopted the provisions of FIN 48 that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.

The Company’s policy on interest and penalty related to tax is to record the amounts as interest expenses on the income statement. There is no interest or penalty amounts recognized in current year’s consolidated statement of loss and deficit. In addition, the Company does not have unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The adoption of FIN 48 did not result in a material impact on the Company’s financial position or results of operations

(e) Accounting Pronouncements to be Adopted in the Future

i)

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS157”). SFAS 157 defines fair value, does not establish a framework for measuring fair value but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact these new standards will have on its consolidated financial statements.

ii)

. SFAS 141(R) and SFAS 160

As of January 1, 2009, the Company will be required to adopt, for US GAAP purposes SFAS 141 (R), Business Combinations and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements.

These statements dramatically change the way companies account for business combination and noncontrolling interests. Compared with their predecessors, SFAS 141 (R) and SFAS 160 will require:

•

Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period;

•

An acquirer in preacquisition periods to expense all acquisition related costs; and

•

Noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

SFAS 141 (R) and SFAS 160 should both be applied prospectively for fiscal years beginning on or after December 15, 2008. The adoption of these standards will impact the Company’s US GAAP accounting treatment of business combinations, if any, entered into after January 1, 2009.

Shareholder Information

Corporate Headquarters

400, 2421 37 Avenue NE

Calgary, Alberta T2E 6Y7

Website: www.grouprsi.com

Transfer Agent and Registrar

Computershare Trust Company of Canada

Suite 600, 530 8th Avenue SW

Calgary, Alberta T2P 3S8

Phone: +1 (403) 267-600

Website: www.computershare.com

Auditors

KPMG LLP

Suite 2700

Bow Valley Square II

205 - 5th Avenue SW Calgary, Alberta T2P 4B9

Securities Counsel

Burnet, Duckworth & Palmer LLP

1400, 350 - 7th Avenue SW

Calgary, Alberta T2P 3N9

Stock Exchange Listings

Canada

Toronto Stock Exchange (TSX) Symbol: RS

United States

Over The Counter Bulletin Board (OTCBB) Symbol: RSSYF

Shareholder Contact

Investor Relations

400, 2421 37 Avenue NE Calgary, AB T2E 6Y7

Phone: +1 (403) 219-000 Toll free: +1 77-219-002

Email: info@grouprsi.com

Website: www.grouprsi.com